Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

April 26, 2006

Item 3  News Release

A press release was issued on April 26, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On April 26, 2006, the Company provided a status update pursuant to the policies of the Ontario Securities Commission ("OSC") and the Canadian Securities Administrators. The Company reported that there have been no material developments in the matters initially reported in its press release of March 14, 2006, and the recent bi-weekly status update on April 12, 2006, with the exception of the issuance by the OSC and the Autorité des Marchés Financiers ("AMF") of permanent management cease trade orders.

On April 18, 2006, the OSC issued a permanent order that prohibits all trading by directors, officers and insiders in the securities of the Company. The AMF issued a similar order with respect to an insider of the Company in Québec. These permanent orders replaced the temporary orders issued on April 3, 2006. The permanent management cease trade orders will remain in place until two full business days after the date the Company has made all filings required to be made under Canadian securities laws.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

April 28, 2006

SCHEDULE “A”

Royal Group Provides Status Update

TORONTO, April 26 /CNW/ - Royal Group Technologies Limited (RYG - TSX: NYSE) today provided a status update pursuant to the policies of the Ontario Securities Commission ("OSC") and the Canadian Securities Administrators. The Company reported that there have been no material developments in the matters initially reported in its press release of March 14, 2006, and the recent bi-weekly status update on April 12, 2006, with the exception of the issuance by the Ontario Securities Commission and the Autorité des Marchés Financiers of permanent management cease trade orders.

On April 18, 2006, the OSC issued a permanent order that prohibits all trading by directors, officers and insiders in the securities of the Company. The AMF issued a similar order with respect to an insider of the Company in Québec. These permanent orders replaced the temporary orders issued on April 3, 2006. The permanent management cease trade orders will remain in place until two full business days after the date the Company has made all filings required to be made under Canadian securities laws.

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The Company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the negative impact that may be caused by the delay in filing of Royal Group's 2005 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group's business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of April 26, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701